STEVEN M. ROSENBERG SECRETARY ASSISTANT GENERAL COUNSEL	ONE JOHNSON & JOHNSON PLAZA NEW BRUNSWICK, NJ 08933-0026 (732) 524-2452 FAX: (732) 524-2185 SROSENB@CORUS.JNJ.COM
February 14, 2008

Mr. Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC  20549

Re:	Letter dated November 29, 2007 Regarding Definitive Proxy Statement Filed March 14, 2007 (File No. 001-03215)

Dear Mr. Buchmiller:

The following sets forth the responses of Johnson & Johnson (the “Company”) to the comments on the above referenced proxy statement in your letter of November 29, 2007 to our Chairman and Chief Executive Officer, Mr. William C. Weldon. For you convenience, we have included your comments with the letter. Our responses use the same numbering as your letter.

Annual Performance Bonus. page 18

Comment 1:  We note from your response to prior comment 5 that you may omit specific targets or performance objectives in your future filings if you believe it is appropriate to do so. If the specific targets or performance objectives that you may omit in future filings are similar to the targets or objectives that you omitted in your definitive proxy statement filed on March 14, 2007, please provide us with a detailed explanation supporting your conclusion that disclosure of those targets or objectives would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Response:  The Company notes the staff’s comment. If the specific targets or performance objectives for 2007 disclosed in its 2008 Proxy Statement are similar to the specific targets or objectives that the Company omitted in its March 14, 2007 Proxy Statement and are material, then the Company will disclose those 2007 targets and objectives in its 2008 Proxy Statement.

2006 Bonus and Long-Term Incentive Awards…, page 22

Comment 2:  It is not clear from your response to prior comment 6 that you will identify the companies in your financial peer group in your future filings. Please tell us whether you will identify the companies in your financial peer group in future filings.

Response:  The Company notes the staff’s comment. The Company will identify the companies in its 2007 financial peer groups in its 2008 Proxy Statement.

If you have any questions or comments, please call Douglas Chia, Senior Counsel and Assistant Corporate Secretary at 732-524-3292 or me at 732-524-2452.

Very truly yours,
/s/ Steven M. Rosenberg
Steven M. Rosenberg

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CORPSECGEN\SECltrFeb08

cc:  W. C. Weldon
    R. C. Deyo
    D. K. Chia